Exhibit 4.4

Condensed consolidated interim financial statements of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars - Unaudited)

For the three and nine months ended September 30, 2025 and 2024

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

as at	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	11,364,055	17,267,489
Receivables (Note 8)	344,205	415,301
Deferred Share Issuance Costs (Note 14)	288,641	410,257
Prepaids, deposits, and other current assets (Note 7)	624,214	822,615
Current portion of net investment in lease (Note 9)	33,225	97,234
	12,654,340	19,012,896
Non-current assets
Net investment in lease (Note 9)	-	8,369
Intangible assets (Note 10)	423,112	464,958
	423,112	473,327
	13,077,452	19,486,223

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11, 12)	5,406,183	4,941,326
Warrant derivative (Note 13)	10,579,747	11,862,687
Current portion of lease liability (Note 9)	33,225	97,234
	16,019,155	16,901,247
Non-current liabilities
Lease liability (Note 9)	-	8,369
	-	8,369
	16,019,155	16,909,616

Shareholders’ Equity (Deficit)
Common shares (Note 14)	90,483,116	81,194,288
Reserves (Note 15)	26,429,843	24,028,532
Deficit	(119,854,662)	(102,646,213)
	(2,941,703)	2,576,607
	13,077,452	19,486,223

Nature of business (Note 1)

Commitments (Note 16)

Subsequent events (Note 18)

Approved by the Board

/s/ Adam Rogers	Director	/s/ Neil A. Klompas	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	For the 3 Months	For the 3 Months	For the 9 Months	For the 9 Months
	Ended	Ended	Ended	Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Operating expenses
Research and development (Note 17)	4,444,224	4,420,308	10,303,596	11,221,771
General and administrative (Note 17)	1,726,463	2,806,173	8,371,373	7,148,738
Total operating expenses	6,170,687	7,226,481	18,674,969	18,370,509

Interest income	(77,071)	(243,679)	(271,736)	(641,507)
Unrealized gain on warrant derivative (Note 13)	(1,983,455)	(1,760,652)	(1,282,940)	(1,967,130)
Foreign exchange loss (gain)	45,909	73,721	88,156	(120,474)
Net loss and comprehensive loss	(4,156,070)	(5,295,871)	(17,208,449)	(15,641,398)

Basic and diluted net loss per share	(0.06)	(0.08)	(0.24)	(0.24)

Weighted average Common Shares outstanding (Note 14)	73,162,932	70,071,426	71,937,943	66,432,476

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2025	September 30, 2024
	$	$
Operating Activities
Net loss for the period	(17,208,449)	(15,641,398)
Items not involving cash:
Amortization of intangible asset (Note 10)	41,846	41,847
Depreciation expense	-	26,140
Interest expense on lease liability (Note 9)	3,316	7,521
Interest income on net investment in lease (Note 9)	(3,316)	(4,549)
Stock-based compensation	4,592,381	4,367,844
Unrealized foreign exchange	(94,778)	(120,474)
Change in fair value of warrant derivative (Note 13)	(1,282,940)	(1,967,130)
Loss on derecognition of equipment	-	6,851
Net investment in sub-sublease (Note 9)	-	6,819
Changes in non-cash working capital:
Receivables (Note 8)	71,096	243,772
Prepaid expenses (Note 7)	320,017	(214,002)
Accounts payable and accrued liabilities (Note 11, 12)	459,046	65,494
	(13,101,781)	(13,181,265)
Investing Activities
Payments received from net investment in lease (Note 9)	75,695	33,642
	75,695	33,642
Financing Activities
Repayment of lease liability (Note 9)	(75,695)	(75,695)
Gross proceeds from issuance of common shares (Note 14)	2,774,227	23,011,788
Share issue costs – cash (Note 14)	(685,344)	(1,630,342)
Warrant and option exercises (Note 15)	5,008,875	1,079,360
	7,022,063	22,385,111

Effect of foreign exchange on cash and cash equivalents	100,589	111,183

Net (decrease) increase in cash and cash equivalents	(5,903,434)	9,348,671
Cash and cash equivalents, beginning of period	17,267,489	11,659,544
Cash and cash equivalents, end of period	11,364,055	21,008,215

Cash paid for interest and taxes	$-	$-
Non-cash transactions:
Finder's/Broker's warrants	-	187,139
Fair value of options allocated to share capital	1,921,527	756,068
Fair value of warrants allocated to share capital	269,543	6,750

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (Deficit)

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares
		Amount	Reserves	Deficit	Total
	Number	$	$	$	$
Balance December 31, 2023 (Note 15)	59,606,399	59,026,143	17,360,916	(78,396,164)	(2,009,105)
Common share financings, net (Note 14)	9,792,250	19,912,608	1,468,838	-	21,381,446
Broker warrants (Note 14)	-	(187,139)	187,139	-	-
Warrant exercise (Note 15)	22,500	74,250	(6,750)	-	67,500
Option exercises (Note 15)	764,000	1,767,928	(756,068)	-	1,011,860
Stock-based compensation (Note 15)	-	-	4,367,844	-	4,367,844
Loss and comprehensive loss	-	-	-	(15,641,398)	(15,641,398)
Balance September 30, 2024 (Note 15)	70,185,149	80,593,790	22,621,919	(94,037,562)	9,178,147

Balance December 31, 2024 (Note 15)	70,333,149	81,194,288	24,028,532	(102,646,213)	2,576,607
Common share financings, net (Note 14)	949,700	2,088,883	-	-	2,088,883
Warrant exercises (Note 15)	925,441	3,028,339	(269,543)	-	2,758,796
Option exercises (Note 15)	1,199,503	4,171,607	(1,921,527)	-	2,250,080
Stock-based compensation	-	-	4,592,381	-	4,592,381
Loss and comprehensive loss	-	-	-	(17,208,449)	(17,208,449)
Balance September 30, 2025	73,407,793	90,483,116	26,429,843	(119,854,662)	(2,941,703)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

5

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

1.	Nature of business

NervGen Pharma Corp. (the “Company” or “NervGen”) is a publicly traded biotechnology company incorporated on January 19, 2017, under the Business Corporations Act (British Columbia). The corporate office of the Company is located at 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada, and the registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, BC, V6E 4E5, Canada.

Common Shares in the capital of NervGen (the “Common Shares”) trade on the TSX-V under the symbol “NGEN” and on the U.S. OTCQB® under the trading symbol “NGENF”.

The Company has two wholly owned subsidiaries: NervGen US Inc. incorporated in the State of Delaware on June 11, 2018, and NervGen Australia Pty Ltd. registered in Queensland on December 8, 2020.

The Company's principal business activity is the discovery, development and commercialization of pharmaceutical products for the treatment of nervous system damage. NervGen’s initial target indication is spinal cord injury (“SCI”).

2.	Basis of presentation

a)	Basis of measurement and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The condensed consolidated interim financial statements were approved by the Company’s board of directors (the “Board of Directors”) and authorized for issue on November 24, 2025.

b)	Going Concern

These condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis.

The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on the success of the Company’s ongoing development, as well as its ability to secure additional financing as needed. Management has forecasted that the net proceeds from the non-brokered private placement deal completed subsequent to September 30, 2025 (Note 18) along with existing working capital is sufficient to operate the Company for the ensuing 12 months from the issuance of these financial statements. The Company will need to raise additional capital to fund its research and development plans including its next phase human clinical trials until it generates revenue that reaches a level sufficient to provide self-sustaining cash flows. While the Company has been successful in the past in obtaining financing, there can be no assurance that the Company will be able to obtain adequate financing, or that such financing will be on terms acceptable to the Company, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

These condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements. Such amounts could be material.

nervgen pharma corp. Q3 2025 INTERIM financial statements	6

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Basis of presentation cont’d

c)	Principles of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries NervGen US Inc. and NervGen Australia Pty Ltd. The subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

d)	Functional and presentation currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of NervGen and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

e)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are accounted for prospectively.

The key judgments and assumptions concerning the future, and other key sources of estimation uncertainty, as of the date of the condensed consolidated interim statement of financial position, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the going concern assessment, valuation of intangible assets, recognition of government assistance, valuation of warrant derivative, deferred tax, stock-based compensation, contingent repayment of grant funding and the determination of the functional currency of the Company.

3.	Material accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2024.

nervgen pharma corp. Q3 2025 INTERIM financial statements	7

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

4.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company has one reportable operating segment being the research and development of pharmaceutical drugs. The Company’s intangible assets are registered in the U.S., and as at September 30, 2025, the Company had other current assets of approximately US$1,248,037, CA$1,737,392 (December 31, 2024 - US$1,646,000, CA$2,368,000), in the U.S. As of September 30, 2025, the Company also had other current assets of approximately AUS$609,546, CA$557,796 (December 31, 2024 - AUS$153,000, CA$136,000) held in Australia. All other assets are held in Canada.

5.	Capital disclosures

The Company defines its capital as share capital, warrants, retention securities and options. The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

On November 25, 2024, the Company filed a short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to US$100,000,000 of Common Shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described. The Base Shelf renews our previous base shelf that had expired and may also be multijurisdictional upon further approval by U.S. securities regulators. Under our Base Shelf, we may sell securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

Our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our renewed Base Shelf will be effective until December 25, 2026.

On December 19, 2024, the Company filed a prospectus supplement that, together with the Base Shelf, qualifies the distribution of Common Shares, under an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell Common Shares to the public from time to time through an agent (the “Agent”), at the Company’s discretion and subject to regulatory requirements. All Common Shares issued under the ATM Program are sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions. All Common Shares sold under the ATM Program are sold through the TSX Venture Exchange or any other recognized marketplace upon which the Common Shares are listed, quoted or otherwise traded in Canada, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program are issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution.

The ATM Program provides the Company with enhanced flexibility should future additional financing be required, and it can be activated as deemed appropriate. The ATM was activated and the distribution of shares under the ATM Program began on January 10, 2025. The volume and timing of distributions under the ATM Program, are determined in the Company’s sole discretion and in accordance with the terms and conditions of an equity distribution agreement (the “Distribution Agreement”), dated December 19, 2024, between the Company and the Agent. The Company is not obligated to make any sales of Common Shares under the ATM Program and is limited to sell up to CA$30 million in Common Shares.

Through September 30, 2025, the Company issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,774,227. The Company paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742 and incurred $629,859 in professional fees to establish and maintain the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the condensed consolidated statements of financial position.

nervgen pharma corp. Q3 2025 INTERIM financial statements	8

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

5.	Capital disclosures cont’d

The Company currently intends to use the net proceeds from the ATM Program, to the extent raised, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, to fund research and development, intellectual property development, preclinical and clinical expenses and potential future acquisitions or other corporate purposes.

There were no changes to the Company’s capital management policy during the nine months ended September 30, 2025. The Company is not subject to any externally imposed capital requirements.

6.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the condensed consolidated interim statements of financial position consist of cash and cash equivalents, receivables, warrant derivative, accounts payable and accrued liabilities. The fair value of these instruments approximate their carrying values due to their short-term maturity.

(b)	Classification of financial instruments

The Company’s financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for receivables, accounts payable, and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022, the Company issued common share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which were treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the warrant derivative recognized on the condensed consolidated interim statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2025, the fair value of our non-cash warrant derivative was $10,579,747 (December 31, 2024 - $11,862,687). The Company uses the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Common Share historical volatility, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity, currency, and interest rate risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary. There have been no significant changes in these risk exposures compared to December 31, 2024.

nervgen pharma corp. Q3 2025 INTERIM financial statements	9

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	Financial risk management cont’d

(c)	Credit risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

(d)	Liquidity risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities are classified as current and the majority, other than the non-cash warrant derivative and lease liability, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

(e)	Market Risk

a.	Currency risk

The Company has identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2025, of $111,765 (September 30, 2024 - $245,000). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2025, of $128,066 (September 30, 2024 - $111,000).

In the near-term, we mitigate overall currency risk through of the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses when possible. In the long-term, we are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

Balances in U.S. dollars are as follows:

	September 30, 2025	December 31, 2024
	US$	US$
Cash	940,664	1,088,930
Receivables	235,210	263,447
Vendor deposits	139,675	357,880
Accounts payable and accrued liabilities	(2,118,403)	(2,075,685)
	(802,854)	(365,428)

Balances in Australian dollars are as follows:

	September 30, 2025	December 31, 2024
	AU$	AU$
Cash	608,789	152,806
Receivables	757	-
Accounts payable and accrued liabilities	(2,009,027)	(1,409,432)
	(1,399,481)	(1,256,626)

nervgen pharma corp. Q3 2025 INTERIM financial statements	10

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	Financial risk management cont’d

b.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 13 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated statements of loss and comprehensive loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, the company is exposed to interest rate risk through the non-cash impact it has on the condensed consolidated statements of loss and comprehensive loss.

c.	Other price risk

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 13 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated statements of loss and comprehensive loss. An input to the model is the market price of the Company’s shares as of the valuation date. Therefore, the company is exposed to other price risk through the non-cash impact it has on the condensed consolidated statements of loss and comprehensive loss.

7.	Prepaids, deposits, and other current assets

	September 30, 2025	December 31, 2024
	$	$
Prepaid insurance	132,744	105,284
Prepaid membership fees	52,465	79,108
Prepaid listing fees	27,688	3,867
Prepaid software	19,126	28,706
Licensing fees	22,528	90,112
Prepaid rent	16,470	15,552
Vendor deposits	353,193	499,986
	624,214	822,615

8.	Receivables

	September 30, 2025	December 31, 2024
	$	$
Value added and other taxes receivable	57,061	144,656
Grants receivable	287,144	270,645
	344,205	415,301

nervgen pharma corp. Q3 2025 INTERIM financial statements	11

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

9.	Net investment in lease and lease liability

The carrying amounts of the Company’s net investment in lease and lease liabilities and movements during the nine months ended September 30, 2025, were as follows:

	Net Investment in Lease	Lease Liability
	$	$
Balance December 31, 2024	105,604	105,604
Lease payments	(75,695)	(75,695)
Lease interest	3,316	3,316
Balance, September 30, 2025	33,225	33,225
Current portion	33,225	33,225
Non-current portion	-	-

As at September 30, 2025, the Company’s net investment in lease and lease liability are classified as a current asset and current liability, respectively, as the remaining commitments are due within 12 months of September 30, 2025.

10.	Intangible asset

In June 2018, the Company entered into an exclusive worldwide licensing agreement to research, develop and commercialize a patented technology, with Case Western Reserve University (“CWRU”) in Cleveland, Ohio with potential to bring new therapies for spinal cord injury and other conditions associated with nerve damage.

The license costs are being amortized on a straight-line basis over the remaining life of the licensed patent which was 15 years at the time of licensing.

Continuity of the intangible asset is as follows:

Intangible asset – Case Western Reserve license	Total $
Balance, December 31, 2024	464,958
Amortization expense	(41,846)
Balance, September 30, 2025	423,112

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, the Company has commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. The future milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies cannot be reasonably estimated. Annual minimum royalty payments are expensed whereas milestone payments related to the cost of the intangible asset are capitalized, as incurred.

As at September 30, 2025, the Company is obligated to pay the following:

•	An annual minimum royalty of US$50,000 per year, adjusted by the cumulative % change in the CPI-W.

•	Project milestones payable based on the achievement of future clinical development milestones, estimated to total US$1,885,000, of which $135,000 has been paid related to milestones achieved. There are up to $1,750,000 remaining milestone payments as of September 30, 2025, of which $250,000 may be payable within the next twelve months contingent on certain milestones being achieved.

nervgen pharma corp. Q3 2025 INTERIM financial statements	12

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

11.	Accounts payable and accrued liabilities

	September 30, 2025	December 31, 2024
	$	$
Employee related costs	1,032,265	1,162,548
Legal and professional fees	353,592	694,288
Research and development	3,981,526	3,051,051
Other	38,800	33,439
	5,406,183	4,941,326

12.	Key management personnel

Key management personnel, consisting of the Company’s Board of Directors and corporate officers, received the following compensation for the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Stock-based compensation	965,286	1,280,566	2,977,170	3,510,287
Salaries and bonuses	264,784	632,334	1,728,381	1,906,054
Consulting	214,613	-	214,613	-
	1,444,683	1,912,900	4,920,164	5,416,341

As at September 30, 2025, the Company had amounts owing or accrued to key management personnel of $277,591 (December 31, 2024 - $648,536) pertaining to expense reimbursements, accrued bonuses, and accrued vacation.

On June 30, 2025, Daniel Mikol, MD, Ph.D., resigned from his position as Chief Medical Officer. During the nine months ended September 30, 2025, Daniel Mikol was paid a salary of $330,000 and the Company accrued zero bonus, as reflected in the table above. In connection with Daniel Mikol’s resignation, the company paid him accrued vacation of $24,095. Also, as a result, 100,000 unvested options were forfeited and his remaining 985,000 options outstanding are exercisable until December 27, 2025, resulting in a net reversal in stock-based compensation expense of $15,308. Board member Randall Kaye, MD, was appointed Chief Medical Advisor and increased the scope of his role until the Company hires a Chief Medical Officer. During the nine months ended September 30, 2025, Dr. Kaye was paid consulting fees of $214,613.

On July 3, 2025, the Company announced the appointment of Adam Rogers, MD as the Chair of the Company’s Board following the resignation of Glenn Ives. As a result of the resignation of Mr. Ives, 60,000 unvested options were forfeited and his remaining 350,000 options outstanding are exercisable until July 2, 2026, resulting in a net incremental stock-based compensation expense of $66,194.

On July 17, 2025, the Company announced that President and Chief Executive Officer Mike Kelly had stepped down as a director and officer of the Company and Dr. Adam Rogers, Chair of the Board, has been appointed Interim CEO. During the nine months ended September 30, 2025, total compensation of $651,461 was paid to Michael Kelly. Also, as a result of the resignation of Mr. Kelly, 1,083,500 options and 98,333 retention securities were forfeited and his remaining 3,310,567 options and retention securities outstanding are exercisable until July 15, 2026, resulting in a net reversal in stock-based compensation expense of $419,956.

nervgen pharma corp. Q3 2025 INTERIM financial statements	13

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Key management personnel cont’d

Dr. Rogers is a representative of the Company’s largest shareholder PFP Bioscience Holdings (“PFP”) through his role as a Principal and Managing Member of PFP. PFP is considered to have significant influence over the Company by virtue of Dr. Rogers’ role as Chair, President, and interim CEO, and is therefore considered a related party of the Company. 10,000,000 of the Company’s Common Shares are held by PFP Biosciences Holdings LLC which were acquired as part of the June 2022 private placement. Further, the Paul & Phyllis Fireman Charitable Foundation, an associate of PFP, is the beneficial owner of 2,879,149 Common Shares which were acquired as part of the March 2024 bought deal financing and concurrent private placement. These entities are also holders of 5,000,000 warrants with an exercise price of US$1.75 and 1,439,574 warrants with an exercise price of $3.00, acquired as part of the June 2022 and March 2024 private placements, respectively. All previous transactions between the Company and PFP have been at market price and therefore considered to be at arms-length. There were no transactions between PFP and the Company during the nine months ended September 30, 2025. Refer to Note 18 Subsequent events for further details regarding transaction between PFP and the Company subsequent to September 30, 2025.

13.	Warrant derivative

On July 13, 2022, pursuant to a non-brokered private placement, 10,150,000 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$15,225,000 (CA$19,783,500). Each unit included one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of US$1.75 per Common Share until July 13, 2027. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

Fair Value of Warrant Derivative $
Balance, December 31, 2024	11,862,687
Change in fair value of warrant derivative	(1,282,940)
Balance, September 30, 2025	10,579,747

The estimated fair value of the warrant derivative was determined using the Black-Scholes valuation model using the following assumptions:

	September 30, 2025	December 31, 2024
Risk-free interest rate	2.47%	2.92%
Expected warrant life in years	1.78 years	2.53 years
Expected stock price volatility	117.21%	130.89%
Dividend yield	-	-
Warrants outstanding	5,075,000	5,075,000

14.	Share capital

Authorized

Unlimited common shares.

Equity Issuances

Fiscal 2025

During the nine months ended September 30, 2025, 1,199,503 options were exercised for cash proceeds of $2,250,080. In addition to the cash proceeds received, the original fair value related to these options of $1,921,527, were transferred from reserves to share capital. Additionally, 925,441 warrants were exercised for cash proceeds of $2,758,796. In addition to the cash proceeds received, the original fair value related to these warrants of $269,543, were transferred from reserves to share capital.

nervgen pharma corp. Q3 2025 INTERIM financial statements	14

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

14.	Share capital cont’d

The Company also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,774,227. The Company paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. The Company incurred $629,859 in professional fees related to the establishment of the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the condensed consolidated statements of financial position.

During the nine months ended September 30, 2025, the Company has incurred $288,641 in professional fees included in deferred share issuance costs related to ongoing financing activities.

Fiscal 2024

During the nine months ended September 30, 2024, 764,000 options were exercised for cash proceeds of $1,011,860 and 22,500 warrants were exercised for cash proceeds of $67,500. In addition to the cash proceeds received, the original fair value of $756,068 related to these options and $6,750 related to warrants, were transferred from reserves to share capital.

The Company also closed a bought deal financing and concurrent private placement of 9,792,250 units at a price of $2.35 per unit, for aggregate gross proceeds of $23,011,788. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $3.00 per common share until March 28, 2027. The warrants were attributed a value of $1,468,838 using the residual value valuation methodology which was allocated to reserves. The Company also paid a cash commission of $1,090,152 to the underwriters and issued 170,127 broker warrants exercisable into one common share per broker warrant at a price of $2.35 per common share until March 28, 2026 with a fair value of $187,139 using the Black-Scholes option pricing model. The Company also incurred $540,209 in other share issue costs related to legal and listing fees.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding.

For the three and nine months ended September 30, 2025 and 2024 the calculation was as follows:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Common shares issued and outstanding, beginning of period	72,835,790	70,042,649	70,333,149	59,606,399
Shares issued	572,003	142,500	3,074,644	10,578,750
Common shares issued and outstanding, end of period	73,407,793	70,185,149	73,407,793	70,185,149
Weighted average shares outstanding - basic and diluted, end of period	73,162,932	70,071,426	71,937,943	66,432,476

nervgen pharma corp. Q3 2025 INTERIM financial statements	15

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

15.	Stock options, retention securities and warrants

Stock Options:

Stock option transactions for the nine months ended September 30, 2025 are set forth below:

	Number of shares issuable under options	Weighted average exercise price $
Balance outstanding at December 31, 2024	11,777,700	2.05
Granted	2,349,700	3.27
Exercised	(1,199,503)	1.88
Forfeited/Expired	(1,853,500)	2.50
Balance outstanding at September 30, 2025	11,074,397	2.25

The following table summarizes information about stock options outstanding at September 30, 2025:

Exercise Price ($)	Number of Options Outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise Price ($)	Number of Options Exercisable	Weighted average remaining contractual life (Years)	Weighted average exercise Price ($)
1.01-1.50	98,000	4.52	1.13	98,000	4.52	1.13
1.51-2.00	6,461,997	5.42	1.77	6,382,497	5.39	2.12
2.01-2.50	1,153,000	3.03	2.14	1,053,000	2.51	2.29
2.51-3.00	1,177,000	8.16	2.80	511,750	6.77	2.84
3.01-3.50	1,241,900	5.82	3.25	1,214,900	5.76	3.00
3.51-4.00	942,500	2.98	3.83	118,333	0.12	3.98
	11,074,397	5.29	2.25	9,378,480	5.12	2.31

The fair value of options granted is calculated on the grant date using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2025	September 30, 2024
Risk-free interest rate	2.72% - 3.19%	3.01% - 3.13%
Expected term in years	4.0 – 9.2 years	5-10 years
Expected stock price volatility	146.48% - 170.89%	153.63% - 156.27%
Dividend yield	-	-

The Company made an adjustment related to the recognition of non-cash share-based compensation expense in prior periods. The Company adjusted opening balances as at January 1, 2024 by increasing Common shares, Reserves, and Deficit by $94,616, $148,523, and $243,139, respectively. Additionally, for the three months ended September 30, 2024, the Company increased Research and development expense, General and administrative expense, and Net loss and comprehensive loss by $55,915, $14,069, and $69,984, respectively. For the nine months ended September 30, 2024, the Company increased Research and development expense, General and administrative expense, and Net loss and comprehensive loss by $85,350, $158,804, and $244,154, respectively. The adjustments are non-cash in nature and have no impact to total assets, liabilities, total equity, or net cash flow from operating activities for any period.

nervgen pharma corp. Q3 2025 INTERIM financial statements	16

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

15.	Stock options, retention securities and warrants cont’d

Retention Securities:

The Company has granted 590,000 retention securities to its former President and Chief Executive Officer in connection with his appointment on April 10, 2023. As a result of the resignation of the former President and Chief Executive Officer in July 2025, 98,333 retention securities were forfeited. Each retention security is exercisable into one common share at a price of $1.78 per share for a period of 10 years and the retention securities vest equally every month over a three-year period. The weighted average remaining contractual life of the retention securities is 0.79 years and 475,278 securities were exercisable as at September 30, 2025.

The retention securities were granted outside of the Company’s stock option plan, as an inducement grant to the former President and Chief Executive Officer of the Company pursuant to Section 6.4 of TSX Venture Exchange Policy 4.4.

Warrants:

Warrant transactions for the six months ended September 30, 2025 are set forth below:

	Number of shares issuable under warrants	Weighted average exercise price US$	Weighted average exercise price $
Balance outstanding at December 31, 2024	10,093,750	1.75	2.75
Exercised	(925,441)		2.98
Balance outstanding at September 30, 2025	9,168,309		2.68

The following table summarizes information about warrants outstanding at September 30, 2025:

Exercise Price ($)	Number of Warrants Outstanding	Grant Date	Expiry Date
2.44 (US 1.75)	5,075,000	July 13, 2022	July 13, 2027
3.00	3,955,147	March 28, 2024	March 28, 2027
2.35	138,162	March 28, 2024	March 28, 2026
	9,168,309

16.	Commitments

In the normal course of business, the Company enters into contracts for the procurement of research and related services. These contracts are typically cancellable by the Company with notice.

In June 2023, the Company was awarded a grant of up to US$3.18 million (CA$4.22 million) to support the Company’s Phase 1b/2a clinical trial in individuals with SCI. In connection with the grant, the Company agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291 or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. As at September 30, 2025, the Company had achieved four of the five milestones in the grant and received US$2.56 million (CA$3.40 million). The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was earned.

nervgen pharma corp. Q3 2025 INTERIM financial statements	17

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

17.	Nature of expenses

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Research and Development Expenses
Amortization of intangible asset	13,949	13,949	41,846	41,847
Preclinical development	102,886	835,422	649,012	1,116,226
Chemistry, manufacturing and controls	1,229,659	473,710	1,927,563	1,171,405
Licensing and patent legal fees	210,947	116,326	335,106	411,945
Clinical and regulatory	1,037,341	1,463,748	2,115,970	4,299,525
Salaries and benefits	1,103,310	1,013,899	3,455,671	2,759,698
Stock-based compensation	588,091	342,735	1,404,450	955,997
Other research and development	158,041	160,519	373,978	465,129
	4,444,224	4,420,308	10,303,596	11,221,771

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
General and Administrative Expenses
Depreciation expense	-	703	-	26,140
Legal, professional and finance	269,978	423,664	1,040,095	683,273
Investor and public relations	249,841	352,597	1,157,841	969,403
Salaries and benefits	574,342	533,019	2,470,804	1,604,575
Stock-based compensation	524,260	1,347,302	3,187,931	3,411,847
Other general and administrative	108,042	148,888	514,702	453,500
	1,726,463	2,806,173	8,371,373	7,148,738

18.	Subsequent events

Subsequent to September 30, 2025, the Company:

(a)	cash proceeds of $185,300 were received from the exercise of 110,000 stock options.

(b)	cash proceeds of $123,000 were received from the exercise of 41,000 warrants.

(c)	closed a non-brokered private placement of 4,785,674 units of the Company at a price of US$2.10 per unit, for aggregate gross proceeds of US$10,049,915. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of US$2.65 per common share until November 19, 2028. The Company intends to use the proceeds toward advancing the Company’s NVG-291 clinical development program and for general corporate purposes. Certain directors and entities associated with PFP participated in the private placement by acquiring 250,000 and 1,809,524 units, respectively, at US$2.10 per unit, which are terms considered to be at arm’s length and reflective of fair market value.

nervgen pharma corp. Q3 2025 INTERIM financial statements	18